PRIORITY INCOME FUND, INC.
10 East 40th Street, 42nd Floor
New York, NY 10016

March 16, 2021

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn: Lisa N. Larkin, Esq.

    Re:    Priority Income Fund, Inc.
        Registration Statement on Form N-2
        (File Nos. 333-237329 and 811-22725)
Dear Ms. Larkin:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Priority Income Fund, Inc. respectfully requests acceleration of effectiveness of the above-captioned registration statement, including all amendments thereto, to 3:00 p.m., Eastern Time, on March 16, 2021 or as soon thereafter as possible.

                    PRIORITY INCOME FUND, INC.

                     By: /s/ M. Grier Eliasek
M. Grier Eliasek
Chief Executive Officer and President